UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 5)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

WILLIAM LYON HOMES

(Name of Subject Company)

WILLIAM LYON HOMES

(Name of Person Filing Statement)

Common Stock, par value $.01 per share

(Title of Class of Securities)

552074 10 6

(CUSIP Number of Class of Securities)

Jeffrey A. Le Sage, Esq.

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) originally filed on March 31, 2006 with the Securities and Exchange Commission (the “SEC”) by William Lyon Homes (the “Company”), a Delaware corporation, as previously amended on April 3, 2006, April 11, 2006, April 20, 2006 and April 25, 2006, relating to the tender offer by General William Lyon (“General Lyon” or the “Offeror”) pursuant to which the Offeror has offered to purchase all of the outstanding common stock of the Company (the “Common Stock”) that he does not beneficially own. The tender offer is being made on the terms and subject to the conditions described or referenced in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed by the Offeror on March 17, 2006 with the SEC, as amended or supplemented. On March 17, 2006, the Company’s board of directors (the “Board”) formed a special committee of independent directors (the “Special Committee”) to evaluate the tender offer, to prepare, file and distribute this Statement, and to take all other action necessary, appropriate, or advisable regarding the tender offer.

Item 2. Identity and Background of Filing Person.

The information contained in the first paragraph under the caption “Tender Offer” in Item 2 of the Statement is hereby amended and restated as follows:

The Statement relates to the tender offer by General William Lyon (“General Lyon” or the “Offeror”), Chairman of the Company’s board of directors (the “Board”) and Chief Executive Officer of the Company, pursuant to which the Offeror offered to purchase all of the Common Stock that (1) he does not beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), (2) is not held by either the William Harwell Lyon Separate Property Trust or the William Harwell Lyon 1987 Trust (collectively, the “Trusts”), and (3) is not held in the treasury of the Company or any of its wholly owned subsidiaries (the “Shares”), at an initial price per share of $93.00 in cash, without interest. The tender offer was commenced on March 17, 2006 and was initially scheduled to expire at 12:00 midnight, New York City time, on April 13, 2006. Subsequently, after discussions with the Special Committee that are described in the section captioned “The Solicitation or Recommendation — Background of the Offer,” the Offeror increased the per share cash offer to $100.00, without interest (the “New Offer Price”), which was reflected in the Offeror’s Amendment No. 4 to the Schedule TO filed on April 11, 2006. The tender offer was then scheduled to expire at 12:00 midnight, New York City time, on April 21, 2006.

On April 24, 2006, the Offeror announced (i) the extension of the tender offer for an additional five business days and (ii) the waiver of the condition to the tender offer that sufficient Shares are tendered such that the tendered Shares, together with the Common Stock already owned by the Offeror and the Trusts, would represent at least 90% of the Common Stock upon expiration of the tender offer. According to the amended Schedule TO filed on April 24, 2006, the tender offer was then scheduled to expire at 12:00 midnight, New York City time, on April 28, 2006. In addition, a press release issued by General Lyon on April 24, 2006, which was incorporated by reference into the amended Schedule TO filed on April 24, 2006, indicated that, according to preliminary information from Computershare Trust Company of New York, the depositary for the tender offer (the “Depositary”), (i) 967,249 Shares were tendered and not withdrawn pursuant to the tender offer by 12:00 midnight New York City time on April 21, 2006, which, together with the shares already owned by General Lyon and the Trusts, represent approximately 83% of the Company’s Common Stock on a fully-diluted basis, and (ii) approximately 136,865 additional Shares must be tendered in order to satisfy the majority of the minority condition.

On May 1, 2006, the Offeror announced (i) an increase in the tender offer price to $109.00 (the “Revised New Offer Price”), (ii) an extension of the tender offer for an additional ten business days, and (iii) that the Revised New Offer Price is his “best and final offer” and that he would not raise the tender offer price any further. According to the amended Schedule TO filed on May 1, 2006, the tender offer will now expire at 12:00 midnight, New York City time, on May 12, 2006. In addition, a press release issued by General Lyon on May 1,

2006, which is incorporated by reference into the amended Schedule TO filed on May 1, 2006, indicates that, according to preliminary information from the Depositary, 969,501 Shares were tendered and not withdrawn pursuant to the tender offer by 12:00 midnight New York City time on April 28, 2006.

The tender offer is being made on the terms and subject to the conditions described or referenced in the Tender Offer Statement on Schedule TO, together with the exhibits thereto, filed by the Offeror with the Securities and Exchange Commission (the “SEC”) on March 17, 2006, as amended or supplemented (the “Schedule TO”). The initial $93.00 per share cash offer, which was subsequently increased to $100.00, and which was later increased to $109.00, per share in cash, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.”

Item 4. The Solicitation or Recommendation.

The following paragraphs are hereby added after the second paragraph under the caption “Recommendation of the Special Committee” in Item 4 of the Statement.

After consultation with its financial and legal advisors, and after careful consideration, the Special Committee unanimously determined that the Offer is fair to holders of the Shares and reaffirmed its prior recommendation that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer at the Revised New Offer Price.

In reaffirming its earlier recommendation, the Special Committee took into consideration all of the factors it previously considered in first recommending on April 11, 2006 that stockholders tender their Shares pursuant to the Offer at the New Offer Price. The Special Committee also considered the fact that as amended the Offer provides that if, at any time during the 90 calendar days following acceptance of the Shares for payment in the Offer, the Offeror acquires Shares at a price per share that is greater than the price per share paid in the Offer, then the Offeror will pay to each holder of Shares who validly tendered in the Offer as of the expiration date of the Offer an amount equal to the difference between the amount paid to such tendering stockholder in the Offer and the amount such tendering stockholder would have received had it sold Shares to the Offeror at such higher price.

The Special Committee also took into account an oral presentation by Morgan Stanley and the oral opinion conveyed on April 30, 2006 (reflecting updates on the analyses Morgan Stanley had conducted in connection with its written opinion dated April 10, 2006) and subsequently confirmed by delivery of a written opinion dated April 30, 2006, as set forth in Annex A to this Statement, that, as of the date of the opinion and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the Revised New Offer Price to be received by holders of Shares (other than Mr. Cable and the Cable Trust) in the Offer was fair from a financial point of view to such holders. The Special Committee considered the totality of the information presented to it in reaching its recommendation.

The following paragraphs are hereby added after the last paragraph under the caption “Background of the Offer — The Current Offer” in Item 4 of the Statement.

On April 28, 2006, a representative of O’Melveny & Myers LLP, counsel for General Lyon (“O’Melveny”), notified representatives of Gibson Dunn, counsel for the Special Committee, that General Lyon was in discussions with two stockholders of the Company, one of whom was Chesapeake Partners Limited Partnership, regarding the terms and conditions under which such stockholders would tender their Shares and communicated that Chesapeake Partners Limited Partnership and General Lyon were negotiating an increase in the Offer price of up to $109 per Share.

On April 30, 2006, Morgan Stanley updated its due diligence, including reviewing the Company’s to-be-released earnings information for the quarter ended March 31, 2006 and interviewing members of the Company’s management.

On April 30, 2006, a representative of O’Melveny notified representatives of Gibson Dunn that General Lyon had executed a stockholder agreement with Chesapeake Partners Limited Partnership and Chesapeake Partners International Ltd. (together, “Chesapeake”) whereby General Lyon agreed to increase the New Offer Price to $109 per Share and Chesapeake agreed to tender its Shares into the Offer at such price.

Later on April 30, 2006 during a telephonic meeting, the Special Committee received and considered Morgan Stanley’s oral opinion that, as of the date of the opinion and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion to be delivered later, the Revised New Offer Price to be received by holders was fair from a financial point of view to holders of Shares (other than Mr. Cable and the Cable Trust). In consultation with its financial and legal advisors, the Special Committee determined that the Revised New Offer Price of $109.00 is fair to the holders of the Shares. It therefore unanimously determined to reaffirm its recommendation that holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

On April 30, 2006, Morgan Stanley delivered to the Special Committee a written opinion that as of April 30, 2006, based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the Revised New Offer Price of $109.00 per Share in cash, without interest, was fair from a financial point of view to holders of Shares (other than Mr. Cable and the Cable Trust).

The information in Item 4 under the caption “Intent to Tender” is hereby amended and restated as follows:

To the knowledge of the Company, as of the date of this Statement, Mr. Cable, the only executive of the Company who beneficially owns Common Stock other than the Offeror, intends to tender pursuant to the Offer all of the Shares he beneficially owns if the majority of the minority condition is, or appears likely to be, satisfied. The other directors and officers of the Company (except for the Offeror), including the members of the Special Committee, hold no Shares of Common Stock. According to the Offer to Purchase, the Trusts will not be tendering shares in the Offer.

Item 8. Additional Information.

The information after the fifth paragraph under the caption “Litigation” in Item 8 of the Statement is hereby amended and restated as follows:

On April 10, 2006, the parties to the consolidated Delaware action executed a Memorandum of Understanding (the “Memorandum”) reflecting their agreement to settle the class claims asserted in the Delaware action subject to approval of the Delaware Court. As contemplated by the Memorandum, on April 18, 2006, the parties to the Delaware action submitted to the Court a stipulation for conditional certification of the class for purposes of the settlement, which the Court approved on April 23, 2006. Also, following execution of the Memorandum, plaintiffs have undertaken certain confirmatory discovery, including the production of documents by the Special Committee and its financial advisor, Morgan Stanley, and the depositions of the Chair of the Special Committee, on April 18, 2006, and of a representative of Morgan Stanley, on April 19, 2006.

In the California action, plaintiff, on April 20, 2006, requested the Court to issue a temporary restraining order, enjoining completion of the Offer pending further order of the Court. The Court, after argument, denied plaintiff’s request.

The following information is hereby added under Item 8 of the Statement.

Agreement Between a Stockholder and General Lyon

On April 30, 2006, the Offeror and Chesapeake entered into a Stockholder Agreement (the “Stockholder Agreement”) pursuant to which Chesapeake agreed, until the earliest of May 12, 2006, the termination of the

Offer by the Offeror or the business day following announcement of a bona fide competing offer at a higher price, not to transfer any of the Shares beneficially owned by it (the “Chesapeake Shares”) and to tender (and not withdraw), or instruct its broker or other holder of record to tender, the Chesapeake Shares in the Offer within five business dated after the filing by the Offeror of the amended Schedule TO announcing the Revised New Offer Price of $109.00 per Share. The Stockholder Agreement also provides that in the event that, at any time during the 90 calendar days following the acceptance of the Shares for payment by the Offeror pursuant to the Offer, the Offeror acquires any Shares at a per Share price higher than the price paid in the Offer, the Offeror shall pay to Chesapeake an amount equal to the difference between (x) the amount received by Chesapeake pursuant to the Offer and (y) the amount Chesapeake would have received had it sold its shares to the Offeror at such higher per Share price. In the Stockholder Agreement, Chesapeake also agreed that prior to the termination of the Stockholder Agreement, neither Chesapeake nor any of its representatives will in any manner, directly or indirectly, initiate, finance, solicit, encourage, or otherwise be involved or participate in or be a part of, any proposal by any person other than the Offeror for the purchase of all or any part of the outstanding Shares or assets of the Company.

This summary of the Stockholder Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholder Agreement, which is filed as an exhibit to the Schedule TO and which is incorporated herein by reference.

Item 9. Exhibits.

The information contained in Item 9 of the Statement and the Exhibit Index is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(18)	Press Release issued by General William Lyon on May 1, 2006 (incorporated by reference to Exhibit (a)(5)(F) to Amendment No. 7 to the Schedule TO filed by General Lyon on May 1, 2006)

(a)(19)	Stockholders Agreement between General Lyon and Chesapeake Partners, L.P. dated April 30, 2006 (incorporated by reference to Exhibit (d)(15) to Amendment No. 7 to the Schedule TO filed by General Lyon on May 1, 2006)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILLIAM LYON HOMES

Dated: May 1, 2006	By:	/s/ Harold H. Greene

	Name:	HaroldH. Greene

	Title:	Directorand Chairman of the Special Committee*

*	Evidence of authority to sign on behalf of William Lyon Homes was previously filed as Exhibit (a)(14) to the Schedule 14D-9/A filed on April 11, 2006.

Annex A

April 30, 2006

Special Committee of the Board of Directors

William Lyon Homes

4490 Von Karman Avenue

Newport Beach, CA 92660

Members of the Special Committee of the Board,

We understand that William Lyon (the “Offeror”), Chairman of the Board and Chief Executive Officer of William Lyon Homes (the “Company”), commenced a tender offer on March 17, 2006, subsequently amended on March 20, 2006, March 21, 2006, March 22, 2006, April 11, 2006, April 12, 2006 and April 24, 2006 and as proposed to be amended on May 1, 2006 (as amended, the “Tender Offer” or the “Offer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Common Stock”), of the Company not otherwise owned by the Offeror immediately prior to the commencement of the tender offer at $109.00 per Share, net to the seller in cash, without interest (the “Consideration”), on the terms and subject to the conditions set forth in the Offer to Purchase as filed with the Securities and Exchange Commission on March 17, 2006 as supplemented on April 11, 2006 and as proposed to be supplemented pursuant to the draft Offer to Purchase delivered to the Special Committee on April 29, 2006 (the “Offer to Purchase”). The terms and conditions of the Tender Offer are more fully set forth in the Offer to Purchase. We further understand that approximately 71.6% of the outstanding shares of Common Stock are owned by the Offeror and the William Harwell Lyon 1987 Trust and The William Harwell Lyon Separate Property Trust (the “Trusts”).

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Tender Offer is fair from a financial point of view to such holders other than the Offeror, the Trusts, Wade H. Cable, President and Chief Operating Officer of the Company (“Mr. Cable”), and Mr. Cable and Susan M. Cable, as Trustees of The Cable Family Trust Est. 7-11-88 (the “Cable Trust”).

For purposes of the opinion set forth herein, we have:

i)	reviewed certain publicly available financial statements and other business and financial information of the Company;

ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii)	reviewed certain financial projections concerning the Company prepared by the management of the Company;

iv)	discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

v)	reviewed the reported prices and trading activity for the Common Stock;

vi)	compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and its securities;

vii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

viii)	participated in discussions and negotiations with the Offeror’s financial advisor;

ix)	reviewed the Offer to Purchase and certain related documents;

x)	reviewed the terms of the draft Third Amended and Restated Commitment Letter, dated April 30, 2006, provided to the Offeror by Lehman Brothers Inc. and Lehman Commercial Paper Inc.; and

xi)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company for the purposes of this opinion. With respect to the financial projections prepared by the management of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, we have assumed that the final terms of the Offer to Purchase as filed with the Securities and Exchange Commission will not vary materially from the draft Offer to Purchase delivered to the Special Committee on April 29, 2006 and that the Tender Offer will be consummated in accordance with the terms set forth in the Offer to Purchase, including, among other things, that the financing of the Offer will be obtained on terms consistent with those set forth in the Offer to Purchase. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Tender Offer, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the closing of the Offer to Purchase. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Special Committee of the Board of Directors of the Company (the “Special Committee”) and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us, as of the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligations to update, revise or reaffirm this opinion.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets, nor did we negotiate with any of the parties, other than the Offeror. This opinion does not address the underlying business decision by the Special Committee whether to recommend to the stockholders of the Company that they tender their shares of Common Stock to the Offeror or the relative merits of the Offer compared to other alternatives available to the Company and its stockholders, or whether such alternatives exist.

We have acted as financial advisor to the Special Committee in connection with this transaction and will receive a fee for our services, a significant portion of which is contingent upon rendering or being prepared to render this opinion. In addition, an affiliate of Morgan Stanley, along with such affiliate’s joint venture partners and in the ordinary course of such affiliate’s business, entered into an agreement in December 2005 to sell certain land assets to the Company. Pursuant to such agreement, the Company released to the joint venture a non-returnable deposit in advance of the currently anticipated closing date for such transaction in September 2006. The Morgan Stanley affiliate’s portion of the total proceeds from the transaction is expected to be approximately $42 million. In the ordinary course of our trading, brokerage, investment management and financing activities, we and our affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of the Company or any other company or any currency or commodity that may be involved in this transaction.

It is understood that this letter is for the information of the Special Committee and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in any filing made by the Company in connection with the Offer with the Securities and Exchange Commission. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the stockholders of the Company should tender their shares of Common Stock to the Offeror.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of Common Stock pursuant to the Offer to Purchase is fair from a financial point of view to such holders other than the Offeror, the Trusts, Mr. Cable and the Cable Trusts.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:
Jeffrey N. Hogan Managing Director